November 14, 2017

Mr. Terry French

Mr. Charles Eastman

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Mr. Joshua Shainess

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:               iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed August 15, 2017

File No. 001-36765

Dear Mr. French, Mr. Eastman, Ms. Murphy, Mr. Spirgel and Mr. Shainess,

We provide the following responses to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 6, 2017 with respect to the Form 20-F for the fiscal year ended March 31, 2017 of iKang Healthcare Group, Inc. (the “Company”), which was filed on August 15, 2017 (the “2016 20-F”). For your convenience, the bold paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

The Company respectfully advises the Staff that after all of the Staff’s comments on the 2016 Form 20-F are fully addressed and cleared, it will file an amendment to the 2016 Form 20-F to include the revisions proposed in its responses to the Staff’s comments with the relevant factual disclosures to be adapted as necessary.

Risk Factors, page 5

1.              We note your response to prior comment 1. In your amended Form 20-F, please revise your disclosure to highlight that the trading price of your ADSs has declined during the two-year pendency of the going private transaction.

In response to the Staff’s comment, the Company will revise and add the disclosure on page 30 (“Item 3. Key Information — D. Risk Factors — Risks Related to the ADSs”) as follows (the revised portions are in italics and underlined):

“The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NASDAQ on April 9, 2014, the trading price of our ADSs has ranged from US$11.73 to US$22.65 per ADS, and the last reported trading price on August 11, 2017 was US$13.83 per ADS. In particular, the trading price of our ADSs declined from US$15.72 per ADS as of August 31, 2015 when we received the first proposal with respect to a going-private transaction to US$13.83 per ADS as of August 11, 2017. The prices for our ADSs may continue to fluctuate and be subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  changes in financial estimates by securities research analysts;

•                  negative publicity, studies or reports;

•                  general economic, political or social conditions in China;

•                  fluctuations of exchange rates between Renminbi and U.S. dollar or other foreign currencies;

•                  announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  changes in the economic performance or market valuations of our centers;

•                  actual or threatened litigation arising from disputes with our corporate and individual customers;

•                  addition or departure of our executive officers and key research personnel;

•                  regulatory developments affecting us, our customers and our industry;

•                  release of lock-up or other transfer restrictions on our outstanding ADSs or common shares or sales of additional ADSs; and

•                  sales or perceived potential sales of additional ADSs or common shares.”

Proposed Going-private Transaction, page 35

2.              With respect to your response to prior comment 2, your proposed disclosure states that the special committee is continuing to negotiate the potential terms of the going private transaction with Yunfeng Capital. Please address any prior or current dealings between iKang (and/or its chairman) and Yunfeng Capital (and/or its co-founders) that do not relate to Yunfeng’s non-binding proposal letter.

In response to the Staff’s comment, the Company will further add the disclosure on page 36 (“Item 4.A. History and Development of the Company — Proposed Going-private Transaction”) as follows (the revised portions are in italics and underlined):

“On June 8, 2016, the special committee of independent directors was also notified that Meinian determined to withdraw from the Meinian Buyer Group and determined that it would not submit a binding offer for a going private transaction involving our company. We understand that Meinian publicly announced, on June 8, 2016, that it was withdrawing from the Meinian Buyer Group and that the Meinian Buyer Group would not submit a binding offer for a going private transaction involving our company.

The special committee of independent directors is continuing to consider and evaluate the going-private proposal from Yunfeng Capital.  The special committee and Yunfeng Capital have exchanged numerous written and verbal communications regarding the proposed going-private transaction over the course of the last several months and the special committee is continuing to negotiate the potential terms of a going-private transaction with Yunfeng Capital.  In addition, representatives of Yunfeng Capital are engaged in ongoing discussions with the special committee and our significant shareholders, whose support would be required for Yunfeng Capital to obtain the requisite shareholders’ approval for any proposed going-private transaction involving our company, with respect to, among other matters, the potential terms of possible voting arrangements pursuant to which such significant shareholders would agree to vote their shares in favor of the proposed going-private transaction with Yunfeng Capital. However, no decisions have been made by the special committee with respect to any potential going-private transaction and there can be no assurance that the special committee and Yunfeng Capital will reach agreement regarding the terms of a potential going-private transaction or that any such transaction will be approved or consummated. There is no prior or current dealings between Yunfeng Capital (and/or its co-founders) and our company (and/or our chairman) that do not relate to Yunfeng Capital’s non-binding proposal letter.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ. See “Item 3.D. Risk Factors — Risks Related to Our Business — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, or Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com.

Sincerely,

By:	/s/ Yang Chen
Name: Yang Chen
Title: Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP